EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)	Year Ended December 31					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Income before income tax, minority interest and cumulative effect of accounting change	$455	$287	$444	$826	$1,810	$728
Interest expense	56	54	64	94	154	41
Interest portion of rentals	4	3	9	7	8	2

Earnings before provision for taxes and fixed charges	$515	$344	$517	$927	$1,972	$771

Interest expense	$56	$54	$64	$94	$154	$41
Capitalized interest	7	4	2	3	6	3
Interest portion of rentals	4	3	9	7	8	2

Total Fixed Charges	$67	$61	$75	$104	$168	$46

Ratio of Earnings to Fixed Charges	7.7	5.6	6.9	8.9	11.7	16.6